# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COFFEE HOLDING CO., INC., CIK 0001007019
CUSIP: 192176105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3475 VICTORY BLVD, STATEN ISLAND, New York (NY), 10314
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001037389-20-000063
Filed by CIK 0001037389

## Reporting persons
- Renaissance Technologies LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 381,964; shared voting power 0; sole dispositive power 381,964; shared dispositive power 0; aggregate amount beneficially owned 381,964 (6.69% of the class)
- Renaissance Technologies Holdings Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 381,964; shared voting power 0; sole dispositive power 381,964; shared dispositive power 0; aggregate amount beneficially owned 381,964 (6.69% of the class)

## Item 1. Issuer
Name of issuer: COFFEE HOLDING CO., INC.
Address of issuer's principal executive offices: 3475 VICTORY BLVD, STATEN ISLAND, NY 10314

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Renaissance Technologies LLC ("RTC") and Renaissance Technologies Holdings Corporation ("RTHC").
Address of principal business office or, if none, residence: 800 Third Avenue New York, New York 10022
Citizenship: RTC is a Delaware limited liability company, and RTHC is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 381964
Percent of class: 6.69
Sole power to vote or to direct the vote: 381964
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 381964
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by RTC have the right to receive dividends and proceeds from the sale of the securities which are the subject of this report.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13G, and all amendments thereto, with respect to the shares of Common Stock, par value $0.001 per share of COFFEE HOLDING CO., INC.

## Signatures
- Renaissance Technologies LLC: Brian Felczak, Chief Financial Officer (02/13/2025)
- Renaissance Technologies Holdings Corporation: Brian Felczak, Vice President (02/13/2025)